SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of September 2005

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                            Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes |_|   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 1 September 7, 2005 Press Release Announcing Futuremedia PLC's First Quarter Results for Fiscal 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


FUTUREMEDIA PLC, an English public
limited company


By: /s/ Leonard Fertig
    ------------------
        Leonard Fertig
        Chief Executive Officer


Date:  September 7, 2005

                                    EXHIBIT 1
                                    ---------

                                                              [FUTUREMEDIA LOGO]

FOR IMMEDIATE RELEASE

           Futuremedia Announces First Quarter Results for Fiscal 2006

                     UK Operations Performing Ahead of Plan
            with Enrollment Rates and Gross Margins Up Significantly

                Updates Fiscal 2006 Financial Guidance to Reflect
                            Non-Cash Financing Costs

Brighton, UK - September 7, 2005 - Futuremedia plc (NasdaqSC: FMDAY), a leading European e-learning content and managed benefits services provider, today announced unaudited financial results for its first quarter of fiscal year 2006, ended July 31, 2005.

For the three month period ended July 31, 2005, the Company's revenues were GBP
4.5 million ($7.9 million), a decrease of 10% compared to revenue of GBP 5.0 million ($8.8 million) for the same period last year. However, gross profit for the quarter ended July 31, 2005 increased 78%, to GBP 833 thousand, compared to GBP 468 thousand for the same period last year. Sales for the quarter declined quarter-over-quarter primarily due to a decrease in the number of new customers installed and the timing of such installations. In addition, during the first quarter of fiscal year 2006 the Company recorded deferred revenues of GBP 529 thousand ($930 thousand) that will be booked over the next 36 months. This brings total deferred revenues at the end of the first quarter of fiscal year 2006 to GBP 3.6 million ($6.3 million).

The Company's net loss was GBP 1.4 million ($2.4 million) for the three months ended July 31, 2005, compared to a net loss of GBP 759 thousand ($1.3 million) for the same period last year. However, the net loss from the UK continuing operations was GBP 708 thousand compared with GBP 835 thousand for the previous year, an improvement of GBP 127 thousand or approximately 15%. The overall net loss was impacted by GBP 559 thousand ($1.0 million) of non operating expenditures relating to financing costs, legal and professional costs for the development of new employee equity incentive plans, corporate rebranding costs, amortization from Open Training, Futuremedia's subsidiary in Sweden, and stock compensation arising from Variable Option accounting.

"We are pleased to see the initial effects of the changes we made at our UK operations," stated Leonard M. Fertig, Chief Executive Officer of Futuremedia plc. "We are more effectively leveraging our resources, track record and relationships to expand the breadth and quality of business opportunities that we can pursue. Recently launched branding, sales and marketing initiatives have been well received by both employers and their employees. Our ongoing cost reduction programs are on target, and we expect to see the full financial effect of these efforts this fall. As a result we are in a strong position from both an operational and financial standpoint to capitalize on the robust growth of our industry and drive toward operating profit in the near future."

Guidance

As required by US GAAP, the Company is valuing the cost of the warrants and the share price discount associated with the convertible debentures issued to MAG Capital in July, 2005. This is expected to result in a non-cash charge of approximately $140,000 per month for the period of the 15-month loan and an aggregate non-cash charge of approximately GBP 720,000 ($1.3 million) for fiscal 2006 on a full-year basis. This additional non-cash amount will be charged to interest expense on the consolidated statement of operations. As a result the Company has issued the following updated guidance.

Futuremedia continues to expect fiscal 2006 full-year total revenue of GPB 20-24 million ($35-42 million). Net income including the non-cash charges related to its convertible debentures is expected to fall into a range of GPB 280,000-720,000 ($500,000-1.3 million). Net income excluding the non-cash charges related to its convertible debentures is expected to fall into a range of GPB 1.0-1.5 million ($1.8-2.6 million). In addition, excluding the non-cash charges, the Company continues to believe it will reach operating profitability on a monthly basis as early as October 2005. The Company believes it is useful for investors to highlight its expectations regarding future net income excluding non-cash charges because such charges are not directly related to its financial performance on an operating basis.

Futuremedia expects its installed base of homes under the UK's Home Computing Initiative, approximately 32,000 at the end of the first quarter of fiscal year 2006, to increase to 49,000 with approximately 7,000 additional homes signed up for its other benefits programs at fiscal year-end 2006.

Conference Call
Futuremedia's management will host a conference call today, Wednesday, September 7, 2005 at 3 p.m. U.K. time (10 a.m. Eastern Time) to discuss the Company's financial performance and outlook. To participate in the live call, please dial 0800-032-3836 in the U.K. and +1-973-582-2830 in the United States and internationally ten minutes before the stated start time. The call will also be broadcast live on the Investor Relations portion of the company's Web site located at www.futuremedia.co.uk.

A replay of the conference call will be available through September 21, 2005, and can be accessed by dialing +1-973-341-3080 in Europe and 877-519-4471 in the United States. The pass code for the replay is 6417103. Also, an archived replay of the conference webcast will be available on the company's Web site for 12 months.

About Futuremedia:
Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative
(HCI), childcare voucher system and tax-free bicycle programs.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding the Company's future financial performance and the future performance of the Company's products, including uptake of its employee benefit program products and services. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks relating to the Company's ability to operate profitably in the future, risks associated with new contracts (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

                                      # # #

Contact Information:

Investors                                          Press
Mike Smargiassi/Corey Kinger                       Gerry Buckland
Brainerd Communicators, Inc.                       +44 7774 860011
+1 212 986 6667                                    info_db@mac.com
ir@futuremedia.co.uk

                                 FUTUREMEDIA PLC
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                                      Quarter ended July 31
                                                                      ---------------------
                                                                   (in 000's except share data)
                                                                   ----------------------------
                                                                2005         2005            2004
                                                                ----         ----            ----
                                                              ($000's)    (GBP000's)      (GBP000's)
Revenues                                                        7,909          4,498          4,992

Cost of revenues                                                6,444          3,665          4,524
                                                          -----------    -----------    -----------
Gross profit                                                    1,465            833            468

Operating expenses
Sales and marketing                                             1,266            720            744
General and administrative                                      1,858          1,057            576
Facilities expenses                                               204            116             64
National Insurance on stock options                                46             26            (81)
Stock compensation arising from Variable Option accounting         16              9           (248)
Convertible debenture issuance costs                              454            258             --
                                                          -----------    -----------    -----------
Total operating expenses                                        3,844          2,186          1,055

Operating loss                                                 (2,379)        (1,353)          (587)

Net Interest (expense)/income                                     (37)           (21)            28

Share of profit/(loss) from equity investment including
goodwill impairment                                                --             --           (200)

Net loss                                                       (2,416)        (1,374)          (759)
                                                          ===========    ===========    ===========

Net loss per share basic and diluted                            (0.03)         (0.01)         (0.01)

Weighted average common shares outstanding                 91,825,376     91,825,376     87,239,486

                                 FUTUREMEDIA PLC
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

                                                           July 31,
                                                           --------
                                               2005          2005          2004
                                               ----          ----          ----
                                             ($'000)      (GBP'000)    (GBP'000)
                                             -------      ---------    ---------
ASSETS

Current assets
Cash and cash equivalents                       4,498        2,558        2,150
Accounts receivable                               795          452        2,705
Accrued income                                  4,193        2,385        1,432
Other current assets                            1,403          798          927
Inventories - finished goods                    2,439        1,387        1,886
Prepaid expenses                                  921          524          421
                                              -------      -------      -------
Total current assets                           14,249        8,104        9,521

Property and equipment
Audio visual and computer equipment             1,459          830          512
Office equipment                                  125           71          265
Property improvements                             169           96           --
                                              -------      -------      -------
                                                1,753          997          777
Accumulated depreciation                       (1,192)        (678)        (507)
                                              -------      -------      -------
                                                  561          319          270

Other assets
Goodwill                                          146           83           83
Intangible assets                               1,348          767          331
Investment in Luvit AB                             --           --          439
                                              -------      -------      -------
TOTAL ASSETS                                   16,304        9,273       10,644
                                              =======      =======      =======

                                  FUTUREMEDIA PLC
                       CONDENSED CONSOLIDATED BALANCE SHEETS
                                    (Unaudited)

                                                           July 31,
                                                           --------
                                                2005         2005        2004
                                                ----         ----        ----
                                               ($'000)     (GBP'000)   (GBP'000)
                                               -------     ---------   ---------
LIABILITIES AND STOCKHOLDERS'
(DEFICIT)/EQUITY

Current liabilities
Fees received in advance                          6,388       3,633       3,280
Accounts payable                                  8,343       4,745       4,969
Other taxes and social security costs               385         219          79
Other accounts payable                              164          93         643
Accrual for NI costs on stock options               105          60         147
Accrual for sales commissions                       276         157         689
Other accrued expenses                            1,762       1,002         137
Convertible debenture face value $4m              1,934       1,100          --
                                                -------     -------     -------
Total current liabilities                        19,357      11,009       9,944

Stockholders' (deficit)/equity
Ordinary shares of 1 1/9p each
Authorized - 250,000,000
Issued and outstanding                            1,795       1,021         969

Preference shares of 2p each
Authorized - 2,000,000
None issued                                          --          --          --
Additional paid-in capital                       36,026      20,489      18,393

Accumulated deficit                             (40,626)    (23,105)    (18,532)
Receivable from stock subscription                  (32)        (18)        (24)
Other comprehensive loss-cumulative
translation adjustment                             (216)       (123)       (106)
                                                -------     -------     -------
Total stockholders' (deficit)/equity             (3,053)     (1,736)        700
                                                -------     -------     -------
Total liabilities and stockholders'
deficit/equity                                   16,304       9,273      10,644
                                                =======     =======     =======

                                    FUTUREMEDIA PLC
                     CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
                                      (Unaudited)

                                                           Quarter ended July 31
                                                           ---------------------
                                                             2005         2005
                                                             ----         ----
                                                             $'000       GBP'000
                                                             -----       -------

Operating activities
Net loss                                                      (2,416)    (1,374)
Adjustments to reconcile net loss to net cash used in
operating activities
Depreciation                                                      35         20
Amortization of intangible assets                                153         87
Stock compensation arising from Variable option                   16          9
accounting
Convertible debenture issuance costs                             454        258
Accounts receivable                                            1,169        665
Accrued income                                                (2,827)    (1,608)
Other current assets                                          (1,287)      (732)
Prepaid expenses                                                 324        184
Inventories                                                   (1,363)      (775)
Fees received in advance                                         120         68
Accounts payable                                               4,626      2,631
Other accounts payable                                          (104)       (59)
Other taxes and social security costs                           (218)      (124)
Accrual for National Insurance costs on stock options             46         26
Accrual for sales commissions                                    137         78
Other accrued expenses                                           176        100
                                                              ------     ------
Net cash used in operating activities                           (959)      (546)
                                                              ------     ------

Investing activities
Capital expenditures                                             (37)       (21)
                                                              ------     ------
Net cash used in investing activities                            (37)       (21)
                                                              ------     ------

Financing activities
Proceeds from issue of convertible debenture                   3,998      2,274
Convertible debenture issuance costs                            (454)      (258)
Fair value adjustment re convertible debenture                    44         25
                                                              ------     ------
Net cash generated by/used in financing activities             3,588      2,041
                                                              ------     ------

Net increase in cash and cash equivalents                      2,592      1,474
Cash and cash equivalents at beginning of period               1,906      1,084
                                                              ------     ------
Cash and cash equivalents at end of period                     4,498      2,558
                                                              ======     ======

                                 FUTUREMEDIA PLC
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                         (Unaudited Non GAAP Disclosure)

                                                                    Quarter ended July 31
                                                                    ---------------------
                                                                          (in 000's)
                                                                          ----------
                                                         2005         2005           2005          2004
                                                         ----         ----           ----          ----
                                                     Consolidated   FM Sweden       FM UK
                                                     ------------   ---------       -----
                                                      (GBP000's)     (GBP000's)    (GBP000's)    (GBP000's)
Revenues                                                 4,498           179         4,319         4,992

Cost of revenues                                         3,665            31         3,634         4,524
                                                        ------        ------        ------        ------
Gross profit                                               833           148           685           468
Gross profit %                                              19%           83%           16%            9%

Operating expenses
Sales and marketing                                        594             9           585           744
General and administrative                                 891           192           699           576
Facilities expenses                                        116            33            83            64
National Insurance on stock options                         26            --            26           (81)
                                                        ------        ------        ------        ------
                                                         1,627           234         1,393         1,303

Operating loss                                            (794)          (86)         (708)         (835)
Operating loss %                                           (18%)         (48%)         (16%)         (17%)

Non operating items included in operating expenses

Stock compensation arising from Variable Option
accounting                                                   9            --             9          (248)
FM Sweden Amortization                                      31            --            31            --
Convertible debenture issuance costs                       258            --           258            --
Legal & Professional costs for development of new
employee equity incentive plans                            135            --           135            --
Corporate rebranding costs                                 126            --           126            --
                                                        ------        ------        ------        ------
                                                           559            --           559          (248)
                                                        ------        ------        ------        ------
Total operating expenses                                 2,186           234         1,952         1,055

Operating loss                                          (1,353)          (86)       (1,267)         (587)
Operating loss %                                           (30%)         (48%)         (29%)         (12%)

Net Interest                                               (21)           --           (21)           28

Share of profit/(loss) from equity investment
including goodwill impairment                               --            --            --          (200)

Net loss                                                (1,374)          (86)       (1,288)         (759)
Net loss %                                                 (31%)         (48%)         (30%)         (15%)
                                                        ======        ======        ======        ======


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